AMERICAN LITHIUM CORP.

Suite 710, 1030 West Georgia Street
Vancouver, British Columbia, V6E 2Y3

December 7, 2023

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs/Mesdames:

Re:  Notice of Change of Auditors

In accordance with National Instrument 51-102, American Lithium Corp. (the "Corporation") hereby gives notice that:

1. Ernst & Young LLP, Chartered Professional Accountants ("EY") have resigned as Auditors of the Corporation effective immediately, to facilitate the appointment of Davidson & Company LLP, Chartered Professional Accountants ("Davidson").

2. EY has not issued any modified opinions on the annual financial statements of the Corporation for the two fiscal years preceding the date of this Notice nor for any subsequent period preceding the date of this Notice;

3. The Corporation's Board of Directors have accepted EY's resignation as the Corporation's auditors and approved the proposal to change auditors; and

4. There is a reportable event with respect to an unresolved issue (as such terms are defined in NI 51-102) preceding the resignation.  EY requested the Corporation conduct a review of the veracity of comments made by a third-party.  The Corporation has discussed the request with EY and completed this review but, as of the date of this Notice, EY has not had an opportunity to complete an analysis of this review.  The Corporation has authorized EY to respond fully to inquiries by Davidson concerning the issue.

Respectfully,

AMERICAN LITHIUM CORP.

/s/ "Simon Clarke"
_____________________________________
Simon Clarke, Chief Executive Officer